UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2019

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Clarification Regarding Date of Annual Shareholder Meeting

On July 15, 2019, Kornit Digital Ltd. (“Kornit” or the “Company”) furnished a Report of Foreign Private Issuer on Form 6-K (the “Initial Form 6-K”) to the Securities and Exchange Commission (the “SEC”) informing the public that its 2019 annual general meeting of shareholders (the “Meeting”), will take place at 12:00 p.m. (Israel time) on Thursday, August 22, 2019, at Kornit’s offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel, and attaching a formal notice of the Meeting as Exhibit 99.1 to the Initial Form 6-K (the “Notice”).

The heading of the Notice contained an inadvertent typographical error, referring to August 27 as the date of the Meeting:

“NOTICE OF 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 27, 2019”

That reference should have been to “AUGUST 22, 2019”.

All other references in the Notice and in the Proxy Statement for the Meeting (the “Proxy Statement”), attached as Exhibit 99.1 to the additional Report of Foreign Private Issuer on Form 6-K furnished by Kornit to the SEC on July 18, 2019 (the “Second Form 6-K”), accurately referred to Thursday, August 22, 2019 as the date of the Meeting. In addition, the proxy card attached as Exhibit 99.2 to the Second Form 6-K likewise accurately referred to August 22, 2019 as the date of the Meeting.

The deadlines for submission of proxy cards and voting instruction forms set forth in the Proxy Statement accurately reflect the August 22, 2019 Meeting date.

The Company was informed of the typographical error following the printing of its proxy materials. Therefore, shareholders will receive a copy of the Notice that reflect that error. Shareholders should be aware that the actual date of the Meeting will be Thursday, August 22, 2019, notwithstanding the foregoing typographical error.

A corrected version of the Notice (correcting that lone typographical error, but otherwise unchanged from its original form) is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

The contents of this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-232070) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794 and 333-230567).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: July 23, 2019	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Corrected version of the Notice (originaly published on July 15, 2019) for 2019 Annual General Meeting of Shareholders of Kornit Digital Ltd.